UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the plan year ended December 31, 2009

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-6645

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

B.             Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.
2400 South 44th Street
Manitowoc, WI  54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

The Manitowoc Company, Inc.

401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc.

401(k) Retirement Plan

Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 14, 2010

Appleton, Wisconsin

The Manitowoc Company, Inc.

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Assets

Investments:
Interest in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust, at fair value	$373,340,592	$238,821,650
Participant loans	8,036,205	3,943,706

Total investments	381,376,797	242,765,356

Receivables:
Employer contributions	3,023,143	12,405,131
Participant contributions	219,473	0
Interest	87,563	112,679

Total receivables	3,330,179	12,517,810

Total assets	384,706,976	255,283,166

Liabilities

Pending distributions payable	421,719	128,350

Net assets available for benefits, at fair value	384,285,257	255,154,816

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,062,502	3,788,210

Net assets available for benefits	$385,347,759	$258,943,026

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008

Investment income (loss):
Interest in net appreciation (depreciation) in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$41,521,261	$(146,362,443)
Interest on participant loans	226,971	322,051

Total investment income (loss)	41,748,232	(146,040,392)

Contributions:
Participant	10,565,935	13,785,061
Employer	8,327,500	21,580,181
Rollover	74,485	1,053,921

Total contributions	18,967,920	36,419,163

Transfers from other plans	118,337,378	138,763

Other deductions:
Benefits paid to participants	24,745,249	21,908,984
Corrective distributions	339,785	0
Plan administrative expenses	482,581	587,529
Transfers to other plans	27,081,182	0

Total other deductions	52,648,797	22,496,513

Net increase (decrease) in net assets available for benefits	126,404,733	(131,978,979)
Net assets available for benefits at beginning	258,943,026	390,922,005

Net assets available for benefits at end	$385,347,759	$258,943,026

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                    Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who are scheduled to work at least 20 hours per week and have completed one hour of service. Those who are not scheduled to work at least 20 hours per week are eligible to enter on the first day of the Plan year upon completion of 1,000 hours of service within a 12-month period. Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Enodis Corporation was purchased by The Manitowoc Company, Inc. in 2008. Effective December 31, 2009, eligible employees of the previous Enodis Corporation 401(k) plan who are not members of a collective bargaining unit of the Company merged into this Plan. Investments in the amount of $113,514,190 and participant loans in the amount of $4,823,188 make up the total transfer from Enodis Corporation 401(k) Plan.

In January 2009, the Company sold one of its wholly owned subsidiaries. Participant balances with net assets totaling $27,081,182 were transferred out of the Plan related to the sale.

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 3% of their compensation. For employees becoming eligible after January 1, 2009, the automatic deferral increased from 3% to 4%. Participants may elect to change this deferral from 0% to 75% of eligible compensation up to a maximum contribution allowable under the Internal Revenue Code (IRC). Participant contributions are not required. The Plan allows direct rollovers from other qualified plans. Rollovers are not matched. Effective August 22, 2009, the Company suspended matching contributions. Prior to August 22, 2009, the Company made matching contributions equal to 100% of the employee’s contribution (up to 4% of compensation) plus 50% of the employee’s contributions (up to the next 4% of compensation).

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                    Plan Description (Continued)

Contributions (Continued)

Prior to August 1, 2009, profit sharing contributions to the Plan were made by the Company based upon a predetermined formula defined in the plan document. The contribution was based upon Company profitability and was allocated to eligible participants based upon a formula that considers fixed and variable contributions. The variable portion was based on the proportion of a participant’s compensation for all participants. Effective August 1, 2009, the Company suspended profit sharing contributions. Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRC.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options including a money market fund, equity funds, and fixed income funds. The Plan also allows participants to purchase The Manitowoc Company, Inc. common stock.

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections). Plan earnings/losses are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests. Benefits are payable in one lump sum, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract. Distributions may be made as soon as administratively feasible.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                    Plan Description (Continued)

Vesting

All employee contributions and employer matching contributions and related earnings are 100% vested immediately. Participants vest in the Company’s profit sharing contributions at the rate of 20% per year, with the participant becoming fully vested after five years of service. Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding the portion of the account balance relating to the Company’s profit sharing or matching contributions. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%. Interest rates on existing loans range from 4.25% to 10.50%. Loans are repaid through payroll deductions over a period not to exceed five years.

Expenses of the Plan

Administrative expenses of the Plan are paid from the assets of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Company before becoming 100% vested in the Company’s profit sharing contribution. These forfeitures are used to offset future employer contributions. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $2,083,110 and $734,826, respectively. Included in the transfers from other plans is $266,800 of forfeitures transferring from Enodis Corporation 401(k) Plan on the statements of changes in net assets available for benefits. The forfeitures from Enodis Corporation 401(k) Plan will be used to pay fees as per prior plan provisions.

Transfers From Other Plans

The Plan and the Company allow participants to transfer account balances between other plans sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                    Plan Description (Continued)

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

A partial plan termination occurred for the Plan year ended December 31, 2009. As a result, terminated participants became 100% vested and forfeitures were reinstated. A contribution was made in the amount of $1,577,816 to reinstate forfeitures and is included in employer contributions receivable in the statements of net assets available for benefits.

Note 2                    Summary of Significant Accounting Policies

Method of Accounting

The financial statements of The Manitowoc Company, Inc. 401(k) Retirement Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 2                    Summary of Significant Accounting Policies (Continued)

Investments

The Plan’s investments are commingled with other plans of The Manitowoc Company, Inc. in the Master Trust. Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the defined investment options.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold as well as held during the year.

Pending Distributions Payable

Pending distributions payable on the statements of net assets available for benefits includes distributions requested prior to year-end, but completed subsequent to year-end. Pending distributions payable also includes corrective distributions made in 2010 relating to 2009 contributions and corrective distributions made in 2009 relating to 2008 contributions.

New Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (ASC) as the single authoritative source for generally accepted accounting principles (GAAP). The ASC was effective for financial statements that cover interim and annual periods ended after September 15, 2009. While not intended to change GAAP, the ASC significantly changed the way in which the accounting literature is organized. Because the ASC completely replaced existing standards, it affected the way GAAP is referenced by plans in their financial statements and accounting policies.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                    Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Marshall & Ilsley Trust Company, N.A. (M & I).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) actual distributions and allocated administrative expenses. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 76% and 69%, respectively.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan. Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                    Investments in the Master Trust (Continued)

The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31 was:

	2009	2008

American Beacon International Equity Fund	74%	75%
American Beacon Large-Cap Value Fund	70%	66%
American EuroPacific Fund	81%	82%
Blackrock Equity Dividend Fund	94%	*
Buffalo Small-Cap Fund	82%	*
Columbia Acorn Fund	78%	77%
Columbia Acorn International Fund	95%	*
Davis NY Venture Fund	84%	*
Fed MDT Small-Cap Growth Fund	*	54%
Fidelity ContraFund	84%	*
Fidelity Low-Priced Stock Fund	87%	*
Fidelity Managed Income Portfolio II Fund**	70%	63%
Harbor Mid-Cap Growth Fund	87%	84%
Janus Growth & Income Fund	73%	64%
Loan Fund	91%	98%
Lord Abbett Small-Cap Fund	93%	*
Manitowoc Aggressive Growth Fund	77%	65%
Manitowoc Company Stock Fund	65%	59%
Manitowoc Conservative Growth Fund	83%	82%
Manitowoc Moderate Growth Fund	81%	80%
Marshall Prime Money Market Fund	68%	66%
Oakmark Equity Fund	65%	*
PIMCO Funds Total Return Fund	93%	86%
Riversource Mid-Cap Value Fund	83%	80%
Vanguard Institutional Index Fund	84%	84%
Wells Fargo Advantage Small-Cap Disciplined Fund	71%	63%

*Fund not held at year-end.

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                    Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31 are as follows:

	2009	2008

Investments with fair value determined by quoted market price:
Common/collective trusts**	$203,226,781	$186,628,046
Mutual funds	220,388,300	111,426,948
Investments in The Manitowoc Company, Inc. common stock	65,339,419	45,436,677

Total investments with fair value determined by quoted market price	488,954,500	343,491,671

Investments at cost:
Participant loans	8,794,200	4,030,446
Money market fund	3,674,087	7,706,132

Net assets of the Master Trust	$501,422,787	$355,228,249

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

Investment income (loss) of the Master Trust is as follows:

	2009	2008

Investment income (loss):
Interest and dividends	$2,943,199	$3,513,293
Net appreciation (depreciation) in fair value of investments	53,285,750	(221,788,435)

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                    Investments in the Master Trust (Continued)

During 2009 and 2008, the Master Trust’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Common/collective trusts	$10,789,955	$(8,668,676)
Mutual funds	23,070,674	(62,053,961)
Investments in The Manitowoc Company, Inc. common stock	19,425,121	(151,065,798)

Net appreciation (depreciation)	$53,285,750	$(221,788,435)

Investments that represent 5% or more of the Master Trust’s net assets as of December 31 are as follows:

	2009	2008

Manitowoc Moderate Growth Fund	$41,806,644	$37,252,687
The Manitowoc Company, Inc. Common Stock Fund	69,003,271	45,436,677
Fidelity Managed Income Portfolio II Fund**	140,440,750	139,398,942
PIMCO Funds Total Return Fund	38,632,160	26,921,472
Vanguard Institutional Index Fund	31,117,737	*

*Investment was not greater than 5% of the Master Trust’s net assets.

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                    Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1           Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2           Inputs to the valuation methodology include:

•                                          Quoted prices for similar assets or liabilities in active markets.

•                                          Quoted prices for identical or similar assets or liabilities in inactive markets.

•                                          Inputs other than quoted prices that are observable for the asset or liability.

•                                          Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3           Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                    Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009 and 2008.

Common/collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The Fidelity Managed Income Portfolio II Fund is a common/collective trust which holds a guaranteed investment contract. The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The Manitowoc Company, Inc. common stock: Valued at the closing price reported on the active market in which the individual security is traded.

Mutual funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Participant loans: Valued at amortized cost, which approximates fair value.

Money market fund: Valued using $1 for the NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                    Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common/collective trusts	$0	$62,786,031	$0	$62,786,031
The Manitowoc Company, Inc. common stock	65,339,419	0	0	65,339,419

Mutual funds:
Balanced funds	89,271,474	0	0	89,271,474
Bond fund	38,632,160	0	0	38,632,160
Growth funds	63,625,490	0	0	63,625,490
Value funds	21,216,618	0	0	21,216,618
Allocation fund	7,547,398	0	0	7,547,398
Total mutual funds	220,293,140	0	0	220,293,140

Participant loans	0	0	8,794,200	8,794,200
Guaranteed investment contract	0	0	138,952,969	138,952,969
Money market fund	0	3,674,087	0	3,674,087

Total assets at fair value	$285,632,559	$66,460,118	$147,747,169	$499,839,846

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                    Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common/collective trusts	$0	$46,817,706	$0	$46,817,706
The Manitowoc Company, Inc. common stock	45,436,677	0	0	45,436,677

Mutual funds:
Balanced funds	37,315,110	0	0	37,315,110
Bond fund	26,921,472	0	0	26,921,472
Growth funds	31,462,218	0	0	31,462,218
Value funds	15,615,469	0	0	15,615,469
Total mutual funds	111,314,269	0	0	111,314,269

Participant loans	0	0	4,030,446	4,030,446
Guaranteed investment contract	0	0	133,903,990	133,903,990
Money market fund	0	7,706,132	0	7,706,132

Total assets at fair value	$156,750,946	$54,523,838	$137,934,436	$349,209,220

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                    Fair Value Measurements (Continued)

Level 3 Gains and Losses

The following tables set forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the years ended December 31, 2009 and 2008:

	2009
	Guaranteed Investment Contract	Participant Loans

Balance, beginning of year	$133,903,990	$4,030,446
Interest	0	229,677
Realized gains	6,167,695	0
Unrealized losses relating to instruments still held at the reporting date	(3,780,510)	0
Purchases, sales, issuances, and settlements (net)	2,661,794	4,534,077

Balance, end of year	$138,952,969	$8,794,200

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$(3,780,510)	$0

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                    Fair Value Measurements (Continued)

Level 3 Gains and Losses (Continued)

	2008
	Guaranteed Investment Contract	Participant Loans

Balance, beginning of year	$136,345,327	$4,193,794
Interest	0	328,749
Realized losses	(598,128)	0
Unrealized losses relating to instruments still held at the reporting date	(508,174)	0
Purchases, sales, issuances, and settlements (net)	(1,335,035)	(492,097)

Balance, end of year	$133,903,990	$4,030,446

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$(508,174)	$0

Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in interest in net appreciation (depreciation) in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust in the statements of changes in net assets available for benefits.

Note 5                    Investment Contract

The Plan has entered into a benefit-responsive guaranteed investment contract with M & I. M & I maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 5                    Investment Contract (Continued)

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by M & I, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting. There are no guarantees or limitation on the contract at December 31, 2009 and 2008.

	2009	2008

Average yields:
Based on actual earnings	2.03%	3.99%
Based on interest rate credited to participants	1.64%	3.46%

Note 6                    Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds and guaranteed investment contracts managed by M & I. M & I is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 7                    Tax-Exempt Status of the Plan

On June 2, 2004, the Internal Revenue Service (IRS) declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 8                    Corrective Distributions

Contributions in excess of IRS limits have been refunded to participants and are shown as corrective distributions on the statements of changes in net assets available for benefits. Corrective distributions totaled $339,785 and $0 at December 31, 2009 and 2008, respectively.

Note 9                    Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

The Manitowoc Company, Inc.

401(k) Retirement Plan

Plan’s EIN #39-0448110 Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value

Participant loans*	Due dates range from 1 to 5 years - Interest rates range from 4.25% to 10.50%		$8,036,205

*Denotes party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 29th day of June, 2010.

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

/s/ Glen E. Tellock
Glen E. Tellock Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl Laurino Senior Vice President and Chief Financial Officer

/s/ Thomas Musial
Thomas Musial Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X